   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 1998.

==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              --------------------

                           INSIGNIA PROPERTIES TRUST
                              (Name of the Issuer)

                           INSIGNIA PROPERTIES TRUST
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                      (Name of Person(s) Filing Statement)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  -----------

                     (CUSIP Number of Class of Securities)



Peter K. Kompaniez                               Patrick J. Foye
Vice Chairman of the Board of Directors          Executive Vice President
Apartment Investment and Management              Insignia Properties Trust
Company                                          c/o Apartment Investment and
1873 South Bellaire Street, 17th Floor           Management Company
Denver, Colorado  80222-4348                     1873 South Bellaire Street,
(303) 757-8101                                   17th Floor
                                                 Denver, Colorado 80222-4348
                                                 (303) 757-8101



                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)

                              --------------------


                                   Copies to:

Michael V. Gisser                                Allan R. Williams
Skadden, Arps, Slate, Meagher & Flom LLP         Proskauer Rose LLP
300 South Grand Avenue, Suite 3400               1585 Broadway
Los Angeles, California  90071                   New York, New York  10036-8299
(213) 687-5000                                   (212) 969-3000

         This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [_]   A tender offer.

d. [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           Calculation of Filing Fee


--------------------------------------------------------------------------------------------------
Transaction Valuation                                                      Amount of Filing Fee
Fully diluted common shares of beneficial interest, par value $.01
   per share, of Insignia Properties Trust                                      23,599,538

Average of the high and low prices, reported
   on the American Stock Exchange, on October 21, 1998                       $      12.125
                                                                             -------------
                                                                               286,144,398

1/50th of 1%                                                                        0.0002
                                                                             -------------
Amount of filing fee                                                         $      57,229
                                                                             =============
--------------------------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $ 79,548          Filing Party:  Apartment Investment
                                             and Management Company

Form or Registration No.:  Form S-4          Date Filed:  October 27, 1998

===============================================================================

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with respect to a proposed merger pursuant to which IPT will be merged with and into AIMCO (the "Merger") and AIMCO will be the surviving corporation.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Information Statement/Prospectus, as amended or supplemented ("Information Statement/Prospectus"), forming a part of, or relating to, the registration statement on Form S-4 filed by AIMCO, with the SEC, concurrently herewith. The information set forth in the Information/Prospectus, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Information/Prospectus. The cross-reference sheet indicates the caption in the Information/Prospectus under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Information/Prospectus, it is so indicated in the cross-reference sheet.

                             CROSS REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3

                                                  ALL REFERENCES ARE TO PORTIONS OF THE
SCHEDULE 13E-3 ITEM                               INFORMATION STATEMENT/PROSPECTUS WHICH
NUMBER AND CAPTION                                ARE INCORPORATED HEREIN BY REFERENCE
-------------------                               --------------------------------------
1.   Issuer and Class of Security
     Subject to the Transaction

     (a) ...................................      Outside Front Cover Page; "SUMMARY--The Companies."

     (b) ...................................      "PRINCIPAL SHAREHOLDERS OF IPT."

     (c) ...................................      "SUMMARY--Comparative Share Data."

     (d) ...................................      "SUMMARY--Comparative Share Data."

     (e) ...................................      Not applicable.

     (f) ...................................      Not applicable.

2.   Identity and Background

     (a)-(d) and (g)........................      "SUMMARY--The Companies;""BUSINESS OF IPT--Trustees and Executive Officers;"
                                                  "BOARD OF DIRECTORS AND OFFICERS OF AIMCO."

     (e)-(f)................................      Not applicable.

3.   Past Contacts, Transactions or
     Negotiations

     (a) ...................................      "SUMMARY--Possible Conflicts of Interests of IPT Executive Officers and Trustees
                                                  in the Merger;" "SPECIAL FACTORS--Overview of the Merger;" "--Background of the
                                                  IFG Merger;" "Background of the Merger;" "--IPT's Reasons for the Merger;"
                                                  "Recommendation of the IPT Board;" "AIMCO's Reasons for the Merger;"
                                                  "--Interests of Trustees and Management of IPT in the Merger."

     (b) ...................................      "SPECIAL FACTORS--Overview of the Merger;" "--Background of the IFG Merger;"
                                                  "--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation
                                                  of the IPT Board;" "AIMCO's Reasons for the Merger;" "--Interests of Trustees and
                                                  Management of IPT in the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE
                                                  MERGER."


                                                  Record Date, Quorum and Vote Required

4.   Terms of the Transaction

     (a) ...................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--Overview of
                                                  the Merger;" IPT's Reasons for the Merger; Recommendation of the IPT Board;"
                                                  "--Background of the IFG Merger;" "--Background of the Merger."

     (b) ...................................      "SUMMARY--Potential Conflicts Interests of IPT Trustees and Executive Officers;"
                                                  "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote
                                                  Required;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER" "SPECIAL
                                                  FACTORS--Background of the IFG Merger;" "--Background of the Merger;" "Overview of
                                                  the Merger."

5.   Plans or Proposals of the Issuer
     or Affiliate
     (a)-(b)................................      "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger;"
                                                  "--AIMCO's Reasons for the Merger" "--Overview of the Merger;" "--Background of
                                                  the IFG Merger;" "Background of Merger."

     (c) ...................................      "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger;"
                                                  "--Overview of the Merger;" "--Interests of Trustees and Management of IPT in the
                                                  Merger."

     (d)-(e)................................      "SPECIAL FACTORS--Accounting Treatment;" "--Certain Effects of the Merger; Plans
                                                  for IPT After the Merger."

     (f)....................................      "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger".

     (g) ...................................      "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger".


6.   Source and Amounts of Funds
     or Other Consideration
     (a) ...................................      "SPECIAL FACTORS--AIMCO's Reasons for the Merger."

     (b) ...................................      "SPECIAL FACTORS--Transaction Costs."

     (c) ...................................      "SPECIAL FACTORS--AIMCO's Reasons for the Merger."

     (d) ...................................      Not applicable.

7.   Purpose(s), Alternatives,
     Reasons and Effects

     (a)-(c)................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SPECIAL FACTORS --Background of the IFG
                                                  Merger;" "--Background of the Merger;" "--IPT's Reasons for the Merger;
                                                  Recommendation of the IPT Board;" "--Federal Income Tax Consequences of the
                                                  Merger;" "--AIMCO's Reasons for the Merger;" "--Certain Effects of the Merger;
                                                  Plans for IPT After the Merger."

     (d)....................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL
                                                  FACTORS--Recommendation of the IPT Board;" "--Opinion of Financial Advisor to the
                                                  IPT Board;" "--AIMCO's Reasons for the Merger;" "--Certain Effects of the Merger;
                                                  Plans for IPT After the Merger;" IPT's Reasons for the Merger; Recommendation of
                                                  the IPT Board;" "--Interests of IPT Trustees and Management in the Merger;"
                                                  "--Accounting Treatment of the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE
                                                  MERGER."

8.   Fairness of the Transaction

     (a)-(b)................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--IPT Board;" "--Fairness
                                                  Opinion of Financial Advisor;" "SPECIAL FACTORS--Overview of the Merger;"
                                                  "--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's Reasons
                                                  for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the
                                                  Merger;" "--Opinion of Financial Advisor to the IPT Board;" "ANNEX B"

     (c) ...................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Special Meeting; Required
                                                  Vote;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote
                                                  Required;" "SPECIAL FACTORS--The IPT's Reasons for the Merger; Recommendation of
                                                  the IPT Board;" "AIMCO's Reasons for the Merger;" "THE MERGER
                                                  AGREEMENT--Certain Covenants--Shareholders' Approval;" "--Vote of IPT Common
                                                  Shares Owned by AIMCO;" "--Conditions to Consummation of the Merger."


     (d) ...................................      "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board."

     (e) ...................................      "SUMMARY--IPT Board of Trustees"

     (f) ...................................      Not Applicable.

9.   Reports, Opinions, Appraisals
     and Certain Negotiations

     (a)-(c)................................      "SUMMARY--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS--Background of
                                                  the IFG Merger;" "--Background of the Merger;" "-- IPT's Reasons for the Merger;
                                                  Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Opinion
                                                  of Financial Advisor to the IPT Board;" "ANNEX B."

10.  Interest in Securities of the Issuer

     (a) ...................................      "SUMMARY--The Companies;" "--Possible Conflicts of Interest of IPT Trustees and
                                                  Executive Officers;" "INFORMATION CONCERNING THE SPECIAL MEETING-- Record Date,
                                                  Quorum and Vote Required;" "SPECIAL FACTORS--Background of the Merger;"
                                                  "--Interests of IPT Trustees and Management in the Merger."

     (b) ...................................      "SUMMARY--The Companies;" "SPECIAL FACTORS--Overview;" "--Background of the IFG
                                                  Merger;" "Background of the Merger;" "IPT's Reasons for the Merger; Recommendation
                                                  of the IPT Board."

11.  Contracts, Arrangements or
     Understandings with Respect
     to the Issuer's Securities.............      "SUMMARY--The Companies;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record
                                                  Date, Quorum and Vote Required;" "SPECIAL FACTORS--Background of the IFG Merger;"
                                                  "--Background of the Merger;" "--Certain Effects of the Merger; Plans for IPT
                                                  After the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" "ANNEX A."

12.  Present Intention and
     Recommendation of Certain
     Persons with Regard to the
     Transaction

     (a)-(b)................................      "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote
                                                  Required;" "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the
                                                  IPT Board;" "--AIMCO's Reasons for the Merger."


13.  Other Provisions of the
     Transaction

     (a) ...................................      "SUMMARY--No Appraisal Rights;" "THE SPECIAL MEETING --No Appraisal Rights;"
                                                  "SPECIAL FACTORS--No Appraisal Rights."

     (b) ...................................      Not applicable.

     (c) ...................................      Not applicable.

14.  Financial Information

     (a) ...................................      "SUMMARY COMPARATIVE SHARE DATA;" "SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF
                                                  AIMCO;" "SUMMARY CONSOLIDATED AND COMBINED FINANCIAL DATA OF IPT;" "WHERE YOU CAN
                                                  FIND MORE INFORMATION;" "INDEX TO FINANCIAL STATEMENTS."

     (b) ...................................      Not applicable.

15.  Persons and Assets Employed,
     Retained or Utilized

     (a) ...................................      "SPECIAL FACTORS -- Plans for IPT After the Merger;"
                                                  "--Interests of Trustees and Management of IPT in the Merger;" "--Transaction
                                                  Costs;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain Covenants--Conduct
                                                  of Business."

     (b) ...................................      Not Applicable.

16.  Additional Information.................      The information set forth in the Information Statement/Prospectus and all Annexes
                                                  thereto is incorporated herein by reference in its entirety.

17.  Material to be Filed as
     Exhibits...............................      Separately included herewith.

Item 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information concerning IPT, its securities and its principal executive office set forth on the outside front cover page of the Information Statement/Prospectus and in the sections entitled "SUMMARY--The Companies;" is incorporated herein by reference.

         (b) The information set forth in the section entitled "PRINCIPAL SHAREHOLDERS OF IPT" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SUMMARY-- Comparative Share Data" is incorporated herein by reference.

         (d) The information set forth in the section entitled "SUMMARY-- Comparative Share Data" is incorporated herein by reference.

         (e) Neither IPT nor AIMCO has made an underwritten public offering of IPT Common Shares during the past three years which was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

         (f) None of AIMCO, its officers and its directors made no purchases of IPT Common Shares prior to the time AIMCO became an affiliate of IPT.


Item 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) The persons filing this Statement are IPT and AIMCO. The information set forth in the sections entitled "SUMMARY--The Companies;" "BUSINESS OF IPT--Trustees and Executive Officers of IPT;" and "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO" is incorporated herein by reference.

         (e) and (f) During the last five years, none of IPT, AIMCO and, to the best of their knowledge, any of their respective executive officers, directors, or controlling persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.


Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) The information set forth in the sections entitled "SUMMARY-- Possible Conflicts Interests of IPT Executive Officers and Trustees in the Merger;" "SPECIAL FACTORS--Overview of the Merger;" "--Background of the IFG Merger;" "--Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" and "--Interests of Trustees and Management of IPT in the Merger" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SPECIAL FACTORS--Overview of the Merger;" "--Background of the IFG Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Interests of Trustees and Management of IPT in the Merger;"
and "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--Overview of the Merger;" "--Background of the IFG Merger; "--Background of the Merger" and "--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY--Potential Conflicts of Interests of IPT Trustees and Executive Officers in the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" "SPECIAL FACTORS--Overview of the Merger;" "--Background of the IFG Merger;" "--Background of the Merger;" "--Interests of Trustees and Management of IPT in the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER" is incorporated herein by reference.


Item 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger;" "--Overview of the Merger;" "--Background of the IFG Merger;" "--Background of the Merger" and "--AIMCO's Reasons for the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger;" and "--Interests of Trustees and Management of IPT in the Merger" is incorporated herein by reference.

         (d)-(e) The information set forth in the sections entitled "SPECIAL FACTORS--Accounting Treatment;" "--Certain Effects of the Merger; Plans for IPT After the Merger." is incorporated herein by reference.

         (f) The information set forth in the sections entitled "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.

         (g) The information set forth in the section "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.


Item 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in the sections entitled and "SPECIAL FACTORS--AIMCO's Reasons for the Merger" is incorporated herein by reference.

         (b) The information set forth in the section entitled "SPECIAL FACTORS--Transaction Costs" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "SPECIAL FACTORS--AIMCO's Reasons for the Merger" is incorporated herein by reference.

         (d) Not applicable.


Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SPECIAL FACTORS--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO'S Reasons for the Merger;" and "--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.

         (d) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Opinion of Financial Advisor to the IPT Board;" "--Purpose and Structure of the Merger;" "--Certain Effects of the Merger; Plans for IPT After the Merger;" "--Interests of Management and Trustees of IPT in the Merger;" "--Accounting Treatment of the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--IPT Board;" "--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS-Overview of the Merger;" "Background of the IFG Merger;" "Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of IPT Board;" "--Opinion of Financial Advisor to the IPT Board;" and "ANNEX B" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Special Meeting; "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "THE MERGER AGREEMENT--Certain Covenants--Shareholders' Approval;" and "--Conditions to Consummation of the Merger" is incorporated herein by reference.

         (d) The information set forth in the section entitled "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board" is incorporated herein by reference.

         (e) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The IPT Board;" "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board;" is incorporated herein by reference.

         (f) Not applicable.


Item 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the sections entitled "SUMMARY--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS--Overview of the Merger;" "Background of the IFG Merger;" "Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--

AIMCO's Reasons for the Merger;" "--Opinion of Financial Advisor to the IPT Board," and "ANNEX B" is incorporated herein by reference.


Item 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the sections entitled "SUMMARY--The Companies," "--Possible Conflicts of Interests of IPT Trustees and Executive Officers;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" "SPECIAL FACTORS--Background of the Merger;" "--Interests of IPT Trustees and Executive Officers in the Merger;" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY--The Companies;" "SPECIAL FACTORS--Overview;" "--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board of Trustees."


Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "SUMMARY--The Companies;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" "SPECIAL FACTORS--Background of the IFG Merger;" "--Background of the Merger;" "--Certain Effects of the Merger; Plans for IPT After the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" and "ANNEX A" is incorporated herein by reference.


Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

         (a)-(b) The information set forth in the sections entitled
"INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" and "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board;" and "--AIMCO's Reasons for the Merger" is incorporated herein by reference.


Item 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled
"SUMMARY--No Appraisal Rights;" "THE SPECIAL MEETING--No Appraisal Rights;" and "SPECIAL FACTORS--No Appraisal Rights" is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.


Item 14. FINANCIAL INFORMATION.

         (a) The information set forth in the sections entitled
"SUMMARY COMPARATIVE SHARE DATA;" "SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF AIMCO;" "SUMMARY SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA OF IPT;" "WHERE YOU CAN FIND MORE INFORMATION" and "INDEX TO FINANCIAL STATEMENTS" is incorporated herein by reference.

         (b) Not applicable.


 Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in the sections entitled "SPECIAL FACTORS--IPT Trustees and Management Plans for IPT after the Merger;""-- Interests of Trustees and Management of IPT in the Merger;" "--Transaction Costs" and "THE MERGER AGREEMENT--Certain Covenants--Conduct of Business" is incorporated herein by reference.

         (b) Not applicable.

Item 16.  ADDITIONAL INFORMATION.

         The information set forth in the Information Statement/Prospectus and all Annexes thereto is incorporated herein by reference in its entirety.


Item 17.   EXHIBITS.

         (a)    Not applicable.

         (b).1 Opinion of Lehman Brothers (incorporated by reference from Annex B to the Information Statement/Prospectus.)

         (b).2  Presentation of Lehman Brothers to the IPT Board.

         (c) Agreement and Plan of Merger, dated as of October 1, 1998, by and between Apartment Investment and Management Company and Insignia Properties Trust (incorporated by reference from Annex A to the Information Statement/Prospectus.)

         (d) The Information Statement/Prospectus forming a part of, or related to, the Registration Statement on Form S-4
                (File No. 333-    ) filed by AIMCO with the SEC.

         (e)    Not applicable.

         (f)    Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


Dated:  October 27, 1998                By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President




                                        INSIGNIA PROPERTIES TRUST


Dated:  October 27, 1998                By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President

                                  EXHIBIT INDEX



         (a)            Not applicable.

         (b).1 Opinion of Lehman Brothers (incorporated by reference from Annex B to the Information Statement/Prospectus)

         (b).2          Presentation of Lehman Brothers to the IPT Board.

         (c) Agreement and Plan of Merger, dated as of October 1, 1998, by and between Apartment Investment and Management Company and Insignia Properties Trust (incorporated by reference from Annex A to the Information
                        Statement/Prospectus.)

         (d) The Information Statement/Prospectus forming a part of, or related to, the Registration Statement on Form S-4
                        (File No. 333-    ) filed by AIMCO with the SEC.

         (e)            Not applicable.

         (f)            Not applicable.